UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrant is filing this Amendment to Form F-X to report a change in the U.S. Agent for Service of Process previously appointed by the Registrant in connection with multiple Forms filed by the Registrant with the Commission, as listed below in Item C (the “Applicable Forms”). The Registrant hereby amends each Form F-X initially filed by the Registrant contemporaneously with an Applicable Form.

A.	Name of issuer or person filing (“Filer”): TransAlta Corporation

B.	This is [check one]:

☐ an original filing for the Filer.

☒ an amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	TransAlta Corporation

	Form type:	Multiple form types as set forth in the table below.

	File Number (if known):	Multiple file numbers as set forth in the table below.

	Filed by:	TransAlta Corporation

	Date Filed (if filed concurrently, so indicate):	Multiple dates as set forth in the table below.

	Form Type:	File Number (if known):	Date Filed (if filed concurrently, so indicate):
	Form 40-F	001-15214	July 11, 2001
	Form F-10	333-137846	October 5, 2006
	Form F-10	333-162418	October 9, 2009

D.	The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at:

110-12th Avenue S.W., Station “M”

Calgary, Alberta, Canada, T2P 2M1

(403) 267-7110

E.	The Filer designates and appoints TransAlta Centralia Generation LLC (“Agent”), located at:

913 Big Hanaford Road

Centralia, Washington 98531-9101

(360) 330-8128

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on each of the Forms listed above in the table in Item C of this Form on the respective dates listed therein or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms listed above in the table in Item C of this Form, as applicable; the securities to which such Forms relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 27th day of February 2019.

TRANSALTA CORPORATION (Filer)

By:	/s/ Kerry O’Reilly
	Name:	Kerry O’Reilly
	Title:	Chief Legal & Compliance Officer

This statement has been signed by the following person in the capacity indicated on February 27, 2019.

TRANSALTA CENTRALIA GENERATION LLC (Agent)

By:	/s/ Lori Schmitt
	Name:	Lori Schmitt
	Title:	Secretary